Exhibit 99.1

Gerdau Ameristeel Announces Second Quarter 2006 Results

TAMPA, FL, August 2, 2006 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO) today reported net income of $125.9 million, or $0.41 per share fully diluted, on net sales of $1.2 billion for the quarter ended June 30, 2006, compared to net income of $74.3 million, or $0.24 per share fully diluted, on net sales of $961.1 million for the quarter ended June 30, 2005. For the six months ended June 30, 2006, Gerdau Ameristeel reported net income of $213.3 million, or $0.70 per share fully diluted, on net sales of $2.3 billion, compared to a net income of $152.9 million, or $0.50 per share fully diluted, on net sales of $2.0 billion for the six months ended June 30, 2005. EBITDA for the June quarter of 2006 was $219.5 million and $390.6 million for the six months ended June 30, 2006, compared to EBITDA for the June quarter of last year of $159.2 million and $310.7 million for the six months ended June 30, 2005.

Included in selling and administrative expense for the June quarter of 2006 and for the six months ended June 30, 2006 is non-cash pretax expense of $5.7 million and $31.2 million, respectively, to mark to market outstanding stock appreciation rights and for expenses associated with other executive compensation agreements compared to a non-cash pretax expense reversal of $6.5 million and $7.5 million for the quarter and six months ended June 30, 2005. Also during the three month and six month periods ended June 30, 2006, the Company realized gains related to the sale of certain non-core land and buildings of $4.4 million and $8.9 million, respectively. The Company recorded an expense of $7.7 million during the quarter to increase the provision for environmental remediation and outstanding claims. Included in this expense is an additional $5.65 million being reserved in connection with a claim related to a Superfund Site in Pelham, Georgia. The Company had previously reserved $1.6 million in respect of this claim and has approved a tentative settlement with the Environmental Protection Agency, which is expected to be finalized during the third or fourth quarter, for a total of $7.25 million.

On June 12, 2006, the Company completed the acquisition of all of the outstanding shares of Sheffield Steel Corporation of Sand Springs, Oklahoma. Sheffield Steel is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. Sheffield operates a melt shop and rolling mill in Sand Springs, Oklahoma, a smaller rolling mill in Joliet, Illinois, and three downstream steel fabricating facilities in Kansas City and Sand Springs. Consistent with current purchase price accounting requirements, the finished steel inventories, which were purchased at cost, were written up to market value and as are result, no significant profits were recognized during the June 2006 quarter.

At June 30, 2006, the Company had cash and short-term investments of approximately $442 million. In July 2006, the Company redeemed the outstanding Sheffield Senior Secured Notes for approximately $88 million. In addition, the Company intends to redeem its convertible debentures for cash at par plus accrued interest during the third quarter of 2006.

On August 1, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 (two US$ cents) per common share, payable September 1, 2006 to shareholders of record at the close of business on August 17, 2006.

The following table summarizes Gerdau Ameristeel’s results for the second quarter of 2006 compared to the results for the second quarter of 2005. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP).

	For the Quarter Ended
	June 30, 2006	June 30, 2005
Income Statement ($000’s except EPS)
Net sales	$1,205,790	$961,076
Operating income	162,532	102,817
Net income	125,905	74,325
EBITDA	219,489	159,153
EPS - Basic	$0.41	$0.24
EPS - Diluted	$0.41	$0.24
Average shares outstanding (000’s)	304,858	304,235

	June 30, 2006	December 31, 2005
Balance Sheet ($000’s except share price)
Working capital	$1,033,108	$1,115,579
Total debt	626,619	530,345
Book value	1,737,235	1,584,019
Market capitalization	3,063,887	1,717,219
Share price (note 1)	$10.04	$5.64

Notes:	(1) Share price is the closing price on the New York Stock Exchange on June 30, 2006, and December 31, 2005, respectively.

Excluding joint ventures, the Company shipped 1.8 million tons of finished steel in the three months ended June 30, 2006, an increase of 13.0% over the second quarter of 2005. Average mill prices increased $50 per ton, or 9.8%, compared to the second quarter in 2005. Scrap raw material costs increased $31 per ton, or 18.1%, compared to the second quarter of 2005. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $19 per ton, or 5.6%, compared to the second quarter of last year. Mill manufacturing costs were $238 per ton in the second quarter of 2006 compared to $231 per ton in the second quarter of 2005, primarily as a result of higher electricity costs, increased raw material prices other than scrap, and the stronger Canadian dollar. Fabricated steel prices increased $40 per ton compared to the second quarter of the prior year.

The following table summarizes Gerdau Ameristeel’s results for the six months ended June 30, 2006 compared to the results for the six months ended June 30, 2005. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP).

	For the Six Months Ended
	June 30, 2006	June 30, 2005
Income Statement ($000’s except EPS)
Net sales	$2,265,020	$1,963,613
Operating income	278,226	197,349
Net income	213,291	152,897
EBITDA	390,643	310,695
EPS - Basic	$0.70	$0.50
EPS - Diluted	$0.70	$0.50
Average shares outstanding (000’s)	304,714	304,173

Notes	(1) Share price is the closing price on the New York Stock Exchange on June 30, 2006, and December 31, 2005, respectively.

Excluding joint ventures, the Company shipped 3.4 million tons of finished steel in the six months ended June 30, 2006, an increase of 7.8% over the six months ended June 30, 30 2005. Average mill prices increased $35 per ton, or 6.6%, compared to the six months ended June 30, 2005. Scrap raw material costs increased $11 per ton, or 6.1%, compared to the six months ended June 30, 2005. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $24 per ton, or 6.9%, compared to the six months ended June 30, 2005. Mill manufacturing costs were $242 per ton for the six months ended June 30, 2006 compared to $235 per ton for the six months ended June 30, 2005, primarily as a result of higher energy costs, increased raw material prices other than scrap, and the stronger Canadian dollar. Fabricated steel prices increased $34 per ton compared to the six months ended June 30, 2005.

Joint Venture Results (50% Share Owned by Gerdau Ameristeel)

The following table summarizes the results of the Company’s 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc.

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

Tons Shipped	208,288	173,516	410,132	367,526

Operating Income ($ 000)	33,973	23,422	63,349	54,907
Net Income ($ 000)	34,048	23,406	63,377	55,084
EBITDA ($ 000)	36,375	25,688	68,153	59,748

	$/Ton	$/Ton	$/Ton	$/Ton

Average Selling Price	589.06	562.46	577.08	600.71
Scrap Charged	244.83	228.52	236.25	249.86

Metal Spread	344.23	333.94	340.83	350.85

Operating Income	163.11	134.98	154.46	149.40
EBITDA	174.64	148.04	166.17	162.57

For the three months ended June 30, 2006, Gerdau Ameristeel’s income from operations was $162.5 million and earnings from joint ventures were $34.0 million. Based on 2.0 million tons of finished steel shipped, the composite operating income was $99 per ton for the second quarter of 2006. For the three months ended June 30, 2005, Gerdau Ameristeel’s income from operations was $102.8 million and earnings from joint ventures were $23.4 million. Based on 1.7 million tons of finished steel shipped, the composite operating income was $72 per ton for the second quarter of 2005.

For the six months ended June 30, 2006, Gerdau Ameristeel’s income from operations was $278.2 million and earnings from joint ventures were $63.4 million. Based on 3.8 million tons of finished steel shipped, the composite operating income was $90 per ton for the six months ended June 30, 2006. For the six months ended June 30, 2005, Gerdau Ameristeel’s income from operations was $197.3 million and earnings from joint ventures were $55.1 million. Based on 3.5 million tons of finished steel shipped, the composite operating income was $72 per ton for the six months ended June 30, 2005.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“We anticipate continued steel market strength in the second half of 2006 and look forward to fully meeting our customers’ high expectations. We will be concentrating on fully integrating the Sheffield people, assets and customers into the Gerdau Ameristeel organization and look forward to optimizing the accretive nature of our most recent acquisition. We believe we have the opportunity to build on our strong performance from the June quarter and now we must focus on a safe and efficient execution of our strategy.”

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company’s business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company’s costs relative to competitors who have sought bankruptcy protection; the Company’s ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company’s reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its first quarter conference call on Wednesday, August 2, 2006, at 3 pm EST. The call will be hosted by Mario Longhi, president and CEO, and Tom Landa, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com. Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 minimills (including one 50%-owned minimill), 17 scrap recycling facilities and 46 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended
	June 30, 2006	June 30, 2005
($000s)
Net income	$125,905	$74,325
Income tax expense	59,364	36,502
Interest and other expense on debt	9,771	15,915
Depreciation and amortization	27,747	25,817
Earnings from joint ventures	(34,048)	(23,406)
Cash distribution from joint ventures	30,750	30,000
EBITDA	$219,489	$159,153

	For the Six Months Ended
	June 30, 2006	June 30, 2005
($000s)
Net income	$213,291	$152,897
Income tax expense	104,564	73,122
Interest and other expense on debt	20,433	27,371
Depreciation and amortization	54,579	51,986
Earnings from joint ventures	(63,377)	(55,084)
Cash distribution from joint ventures	61,153	60,403
EBITDA	$390,643	$310,695

For more information please contact:

Mario Longhi	Tom J. Landa
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2225	(813) 207-2300
mlonghi@gerdauameristeel.com	tlanda@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

THE INFORMATION IN THIS TABLE EXCLUDES JOINT VENTURES

	For the Three Months Ended
	June 30, 2006		June 30, 2005

Production	Tons		Tons
Melt Shops	1,759,786		1,611,557
Rolling Mills	1,653,001		1,557,853

Finished Steel Shipments	Tons	%	Tons	%
Rebar	407,783	23	369,508	24
Merchant / Special Sections	842,722	48	753,562	48
Rod	216,569	12	165,247	10
Fabricated Steel	306,498	17	280,589	18
Total Shipments	1,773,572	100	1,568,906	100

Selling Prices	$/Ton		$/Ton
Mill external shipments	565.93		515.44
Fabricated steel shipments	747.85		707.81

Scrap Charged	202.90		171.75

Metal Spread (selling price less scrap)
Mill external shipments	363.03		343.69
Fabricated steel shipments	544.95		536.06

Mill manufacturing cost	238.15		231.49

Operating Income	91.64		65.53

EBITDA	123.76		101.44

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

THE INFORMATION IN THIS TABLE EXCLUDES JOINT VENTURES

	For the Six Months Ended

	June 30, 2006		June 30, 2005
Production	Tons		Tons
Melt Shops	3,402,287		3,183,314
Rolling Mills	3,200,838		3,089,867

Finished Steel Shipments	Tons	%	Tons	%
Rebar	771,400	23	718,436	23
Merchant / Special Sections	1,673,279	49	1,513,883	48
Rod	378,179	11	391,050	12
Fabricated Steel	576,994	17	531,729	17
Total Shipments	3,399,852	100	3,155,098	100

Selling Prices	$/Ton		$/Ton
Mill external shipments	560.86		526.05
Fabricated steel shipments	743.81		709.35

Scrap Charged	194.05		182.95

Metal Spread (selling price less scrap)
Mill external shipments	366.81		343.10
Fabricated steel shipments	549.76		526.40

Mill manufacturing cost	241.62		234.54

Operating Income	81.83		62.55

EBITDA	114.90		98.47

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	June 30,	December 31,
	2006	2005
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$201,209	$414,259
Restricted cash	487	473
Short term investments	240,515	-
Accounts receivable, net	534,036	344,758
Inventories	763,015	745,165
Deferred tax assets	28,841	23,212
Other current assets	29,009	23,236
Total Current Assets	1,797,112	1,551,103

Investments	155,833	153,439
Property, Plant and Equipment	1,058,612	955,601
Goodwill	198,564	122,716
Deferred Financing Costs	13,472	14,451
Deferred Tax Assets	15,922	23,424
Other Assets	11,107	8,717

TOTAL ASSETS	$3,250,622	$2,829,451

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$359,428	$285,019
Accrued salaries, wages and employee benefits	66,122	66,744
Accrued interest	24,632	21,003
Income taxes payable	32,703	13,140
Other current liabilities	86,888	48,131
Current portion of long-term borrowings	88,620	1,014
Convertible debentures	105,124	-
Total Current Liabilities	763,517	435,051

Long-term Borrowings, Less Current Portion	432,875	432,737
Convertible Debentures	-	96,594
Accrued Benefit Obligations	188,218	147,167
Other Liabilities	69,005	65,246
Deferred Tax Liabilities	59,772	68,637
TOTAL LIABILITIES	1,513,387	1,245,432
Shareholders' Equity
Capital stock	1,014,970	1,010,341
Retained earnings	674,519	540,415
Accumulated other comprehensive income	47,746	33,263

TOTAL SHAREHOLDERS' EQUITY	1,737,235	1,584,019

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,250,622	$2,829,451

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
($ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

NET SALES	$1,205,790	$961,076	$2,265,020	$1,963,613

OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	973,402	805,960	1,837,843	1,662,973
Selling and administrative	41,413	25,106	96,859	51,184
Depreciation	26,940	25,171	53,075	50,693
Other operating expense (income)	1,503	2,022	(983)	1,414
	1,043,258	858,259	1,986,794	1,766,264

INCOME FROM OPERATIONS	162,532	102,817	278,226	197,349

EARNINGS FROM JOINT VENTURES	34,048	23,406	63,377	55,084

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	196,580	126,223	341,603	252,433

OTHER EXPENSES
Interest, net	9,771	15,915	20,433	27,371
Foreign exchange loss (gain)	733	(1,165)	1,811	(2,250)
Amortization of intangible assets	807	646	1,504	1,293
	11,311	15,396	23,748	26,414

INCOME BEFORE INCOME TAXES	185,269	110,827	317,855	226,019

INCOME TAX EXPENSE	59,364	36,502	104,564	73,122
NET INCOME	$125,905	$74,325	$213,291	$152,897
EARNINGS PER COMMON SHARE - BASIC	$0.41	$0.24	$0.70	$0.50
EARNINGS PER COMMON SHARE - DILUTED	$0.41	$0.24	$0.70	$0.50

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
OPERATING ACTIVITIES
Net income	$125,905	$74,325	$213,291	$152,897
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	26,940	25,171	53,075	50,693
Amortization	807	646	1,504	1,293
Deferred income taxes	4,116	(831)	7,612	(745)
Gain on disposition of property, plant and equipment	(4,354)	-	(8,914)	-
Income from joint ventures	(34,048)	(23,406)	(63,377)	(55,084)
Distribution from joint ventures	30,750	30,000	61,153	60,403

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(48,628)	37,442	(130,546)	(30,219)
Inventories	17,137	18,379	50,443	62,619
Other assets	767	1,304	(405)	9,471
Liabilities	47,657	(65,467)	91,259	(14,034)
NET CASH PROVIDED BY OPERATING ACTIVITIES	167,049	97,563	275,095	237,294

INVESTING ACTIVITIES
Additions to property, plant and equipment	(47,074)	(35,662)	(87,953)	(64,900)
Proceeds received from sale of property, plant and equipment	8,905	-	14,110	-
Acquisitions	(107,145)	-	(114,837)	(49,654)
Opening cash from acquisitions	22,371		22,371	-
Purchases of short-term investments	(62,665)	(14,850)	(240,515)	(53,000)
NET CASH USED IN INVESTING ACTIVITIES	(185,608)	(50,512)	(406,824)	(167,554)

FINANCING ACTIVITIES
Payments on term loans	(3,467)	(2,566)	(3,999)	(3,822)
Additions to deferred financing costs	-	-	(404)	-
Cash dividends	(6,095)	(48,677)	(79,187)	(54,760)
Proceeds from issuance of employee stock purchases	795	149	1,978	1,147
Change in restricted cash	(14)	-	(14)	-
NET CASH USED IN FINANCING ACTIVITIES	(8,781)	(51,094)	(81,626)	(57,435)
Effect of exchange rate changes on cash and cash equivalents	312	2,347	305	692

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(27,028)	(1,696)	(213,050)	12,997

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	228,237	102,825	414,259	88,132

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$201,209	$101,129	$201,209	$101,129